UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 21, 2023, NewAmsterdam Pharma Company N.V. (the “Company”) issued a press release reporting initial data from its Phase 2a clinical trial evaluating obicetrapib in patients with early Alzheimer’s disease (“AD”) and at least one copy of the apolipoprotein E4 mutation (“ApoE4”).

The open-label and single-arm trial was designed to assess the pharmacodynamics, pharmacokinetics, safety and tolerability of obicetrapib 10 mg in early AD patients carrying at least one copy of ApoE4. A total of 13 patients were given 10 mg obicetrapib and followed for 24 weeks. In the trial, the Company observed reductions in the levels of 24- and 27-hydrocholestrol of 11% and 12%, respectively, in the cerebrospinal fluid (“CSF”). In addition, an increase of 8% in the Aß42/40 ratio in patient’s plasma was observed and pTau181 levels were observed to be stable. Overall, obicetrapib was observed to be well-tolerated. No serious adverse events (“AEs”) were reported, nor were any AEs considered to be related to study drug.

Increases in 24- and 27-hydroxycholesterol over time have been observed to lead to a rise in cognitive and related functional impairment. As such, the Company believes reductions of these oxysterols in the CSF may indicate improved cholesterol metabolism in the brain and may lead to improved cognitive function. In addition, the Phase 2a trial assessed the Aß42/40 ratio and plasma pTau181, also believed to be biomarkers of AD, with lower levels of Aß42/40 and increased levels of pTau181 having been associated with a greater risk of AD. This trial builds on observations from the Company’s preclinical studies and third-party genetic studies that inhibiting cholesteryl ester transfer protein may protect against ApoE4-associated AD risk by preventing the accumulation of amyloid plaque in the brain through improved cholesterol metabolism and, as a result, potentially slow disease progression.

The Company anticipates sharing the full results of this Phase 2a clinical trial in a forthcoming publication or in a presentation at an upcoming medical meeting and plans to seek feedback from the U.S. Food and Drug Administration, to inform the potential further development of obicetrapib for the treatment of AD.

A copy of the press release is furnished as Exhibit 99.1 hereto. This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-271019).

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s business and strategic plans, the Company’s commercial opportunity, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the timing for enrolling patients, the timing and forums for announcing data, the achievement and timing of regulatory approvals, and plans for commercialization. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones, including potential commercialization; whether topline, initial or preliminary results from a particular clinical trial will be predictive of the final results of that trial and whether results of early clinical trials will be indicative of the results of later clinical trials; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the Company’s public filings with the Securities Exchange Commission. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated September 21, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

September 21, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson
Title: Chief Executive Officer